09045264

File No. 82-35013

RECEIVED
2009 FEB -4 A 6:43

RECEIVED
2009 FEB -4 A 2:5

Capital suscrito: **US$115.000.000,00**

Capital pagado: **US$115.000.000,00**

Reserva Legal: **US$ 10.778.263,81**

CONVOCATORIA

A JUNTA GENERAL ORDINARIA DE ACCIONISTAS DEL BANCO DE GUAYAQUIL S. A.

De conformidad con lo dispuesto en la Ley General de Instituciones del Sistema Financiero, la Ley de Compañías y el Estatuto Social del Banco de Guayaquil S.A., convoco a los señores accionistas y a la Auditora Externa Delloite & Touche Ecuador Cia. Ltda. (Comisario) a la Junta General Ordinaria de Accionistas que se reunirá el día lunes 2 de febrero de 2009, a las 11h00, en el Centro de Convenciones de Guayaquil Simón Bolívar, Salón los Presidentes, ubicado en la Avenida Las Américas (antiguo aeropuerto) de esta ciudad de Guayaquil, para tratar los siguientes puntos del orden del día:

1. Conocer y resolver sobre el informe que presentará el Directorio y el Presidente Ejecutivo del Banco relativo al ejercicio económico del año 2008;

2. Conocer y resolver sobre los informes que presentarán la firma auditora externa Delloite & Touche Ecuador Cia. Ltda. (Comisario) y la Auditora Interna relativos al ejercicio económico del año 2008;

3. Conocer y resolver sobre el Balance General y el Estado de Pérdidas y Ganancias del ejercicio económico del año 2008;

4. Conocer y resolver sobre el destino de las utilidades correspondientes al ejercicio económico del año 2008; y,

5. Conocer y resolver sobre la elección del Auditor Externo para el

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ejercicio económico del año 2009 y fijar su remuneración.

La firma auditora externa (comisario) del banco, compañía Deloitte & Touche Ecuador Cia. Ltda., es especial e individualmente convocada a la Junta General Ordinaria de Accionistas.

Los estados financieros y sus anexos, la memoria anual de los administradores y el informe de la firma auditora externa, permanecen a disposición de los señores accionistas para su conocimiento y estudio en la oficina matriz del Banco, ubicada en Pichincha 107 y P. Icaza, ciudad de Guayaquil.

Guayaquil, enero 17 de 2009

Guillermo Lasso Mendoza
Presidente Ejecutivo

END